UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

March 5, 2008

ENTECH ENVIRONMENTAL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Florida	000-32249	98-0222013
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

A-4F Tongxinge, Xietong Building, Gaoxin 2nd Road, Hi-Tech Industrial Zone, Xi’an, Shaanxi province, PRC 710065

(Address of principal executive offices)

Registrant's telephone number, including area code: (011)-86-29-88386415

ENTECH ENVIRONMENTAL TECHNOLOGIES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This information statement is being transmitted on or about March 5, 2008 to the holders of common stock, par value $0.001 per share, of ENTECH ENVIRONMENTAL TECHNOLOGIES, INC. (the “Company” or “us”), a Florida corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in order to report a change in majority control of the Company’s board of directors other than by a meeting of stockholders.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

On February 22, 2008, the Company and Terrence Leong, our then Chief Executive Officer, entered into a Share Exchange Agreement with Pacific Industry Holding Group Co. Ltd., a Vanuatu company (“Pacific”) and all shareholders of Pacific (the “Agreement”). Pursuant to the Agreement which was consummated on February 26, 2008, in exchange for all the issued and outstanding shares of Pacific, shareholders of Pacific received 1,000,000 shares of the Company’s newly designated Series A Convertible Preferred Stock, par value $.001 per share. A copy of the Agreement was attached as an exhibit to  the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2008.

In connection with the consummation of the transactions contemplated under the Agreement (the “Closing”), our current director Joseph I. Emas will resign as a director of the Company effective ten days after the mailing of this information statement.  Mr. Yongke Xue was appointed as the Chief Executive Officer and a board member of the Company effective at the Closing. In addition, Xiaoqin Yan and Guolin Wang were appointed as our directors effective ten days after the mailing of this information statement.

Please read this information statement carefully.  It contains biographical and other information about our new directors and officers.  All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this information statement, the authorized capital stock of the Company consists of (a) 100,000,000 shares of Common Stock, par value $0.001 per share, of which 87,281,218 shares are issued and outstanding; and (b) 10,000,000 shares of Preferred Stock, $0.001 par value, of which 1,000,000 shares of Series A Convertible Preferred Stock are authorized (of which 1,000,000 shares of Series A Convertible Preferred Stock are issued and outstanding), and 7,000,000 shares of Series B Convertible Preferred Stock are authorized (of which 5,448,481 shares of Series B Preferred Convertible Stock are issued or outstanding).

Each share of Common Stock is entitled to one vote on all matters to be acted on by the Company’s stockholders.

Each share of Series A Preferred Convertible Stock is entitled to the following voting rights:

(a) Those voting rights required by applicable law; and

(b) The right to vote together with the holders of the Common Stock and Series B Preferred Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote, with each share of Series A Preferred Stock carrying a number of votes equal to the number of shares of Common Stock issuable in a Mandatory Conversion.

The Series B Preferred Stock shall have no voting rights, except as required by Florida law. However, so long as any shares of Series B Preferred Stock are outstanding, we cannot, without the affirmative approval of the holders of 75% of the shares of the Series B Preferred Stock then outstanding,

(a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Certificate of Designations of the Series B Preferred Stock,

(b) authorize or create any class of stock (other than Series A Preferred Stock) ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series B Preferred Stock, or any series of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the Series B Preferred Stock,

(c) amend our certificate of incorporation or other charter documents in breach of any of the provisions hereof,

(d) increase the authorized number of shares of Series B Preferred Stock or the number of authorized shares of Preferred Stock.

DIRECTORS AND OFFICERS

Current Directors and Officers

The following table sets forth the names, positions and ages of our current executive officers and directors.  Our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify.  Our officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.

Name of Current Director	Age	Position(s) with the Company
Yongke Xue	42	Director, Chief Executive Officer
Joseph I. Emas	53	Director

Yongke Xue. Mr. Xue has been serving as our director since February 26, 2008 in upon consummation of the transactions under the Agreement. Mr. Xue has served as the Director at Shaanxi Tianren Organic Food Co., Ltd. (“Tianren”) since 2005. Mr. Xue served as the general manager of Shaanxi Hede Venture Capital Management Co., Ltd. from January 2006 to June 2007. Prior to that, he served as the business director of the investment banking division of Hualong Securities Co., Ltd. from April 2001 to December 2005. He also acted as the vice general manager of Shaanxi Huaye Foods Co., Ltd. from July 1998 to March 2001. From July 1989 to June 1998, he worked at the Northwestern Materials Bureau of the PLA General Logistics Department. Mr. Xue graduated from Xi’an Jiaotong University with a degree of MBA in 2000. Mr. Xue graduated from National University of Defence Technology in July of 1989 and he majored in Metal Material & Heat Treatment and received a bachelor’s degree.

Joseph I. Emas Mr. Emas has been serving as our director since February 22, 2008. Mr. Emas is licensed to practice law in Florida, New Jersey and New York. Mr. Emas specializes in securities regulation, corporate finance, mergers and acquisitions and corporate law. Mr. Emas received his Honors BA at University of Toronto, Bachelor of Administrative Studies, with distinction, at York University in Toronto, his JD, cum laude from Nova Southeastern Shepard Broad Law School and his LL.M. in Securities Regulation at Georgetown University Law Center. Mr. Emas was an Adjunct Professor of Law at Nova Southeastern Shepard Broad Law School. Mr. Emas received the William Smith Award, Pro Bono Advocate for Children in 2000 and the 2006 Child Advocacy Award in Florida and is the author of “Update of Juvenile Jurisdiction Florida Practice in Juvenile Law.” Mr. Emas was been a member of the Juvenile Court Rules Committee for the State of Florida from 1999 through 2006, and currently sits on the Florida Child Advocacy Committee.

New Directors and Officers

Name of Nominee	Age	Expected Position(s) with the Company
Xiaoqin Yan	30	Director
Guolin Wang	45	Director

Xiaoqin Yan. Ms. Yan is the Director of Tianren and has been with us since 2006. From March 2004 to June 2005, Ms. Yan held positions as Manager of Human Resources of Express Worldwide Ltd. Ms. Yan served as the manager of logistics of Tianjin Dingyuan International Foods Co., Ltd. from October 1999 to July 2003. Ms. Yan graduated from Air Force University of Eegineering and majored in Computer Technology in July of 1999. In July of 2006, She graduated from PLA Military School and received a bachelor’s degree of Business Management.

Guolin Wang. Mr. Wang has served as the Director of Tianren
since 2005. From 1996, he is a professor at the Finance Department of the Management School and the Economics and Finance School of Xi’an Jiaotong University. He previously served as the director and chairman of Xi’an Changtian Environmental Protection Engineering Co., Ltd. from February 2006 to June 2007. Mr. Wang Acted as the head of the Management School Graduate Office and Chinese-Singapore Management Doctor Center Office of Xi’an Jiaotong University from 1988 to 1996. Mr. Wang graduated form Xi’an Jiaotong University in July of 1983. He majored in Electronics & Telecommunication and attained a bachelor’s degree of Science. In July of 1983, he attained a master’s degree and majored in Management Science and Engineering. Then, he graduated from The School of Economics & Finance of the university in 2006. He majored in Management Science and Engineering and received a doctor’s degree.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has no committees.

  Because our board of directors consists of only two members, we do not have a standing nominating, compensation or audit committee.  Rather, our full board of directors performs the functions of these committees.  Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of  Regulation  S-B promulgated by the SEC.  Because our current directors are also executive officers and stockholders, they are not independent.

DIRECTOR AND OFFICER COMPENSATION

Compensation of Directors

Our directors are not compensated for their service as directors of the Company.

Compensation of Officers

The Company’s executive officers currently do not receive any compensation for serving as executive officer of the Company or Pacific, but are compensated by and through Tianren. The following table sets forth information concerning cash and non-cash compensation paid by Tianren to the Company’s Chief Executive Officer for each of the two fiscal years ended December 31, 2007 and December 31, 2006. No executive officer of the Company, Pacific or Tianren received compensation in excess of $100,000 for any of those two years.

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation (S)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Yongke Xue CEO	12/31/2006	$0.00	-	-	-	-	-	-	$0.00
	12/31/2007	$0.00	-	-	-	-	-	-	$0.00

 OPTION AND WARRANT GRANTS IN LAST FISCAL YEAR

No options or warrants were granted in the Company’s last fiscal year (2007) and no options or warrants are held by the Company's Executive Officers.

AGGREGATE OPTION AND WARRANT EXERCISES IN THE LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION AND WARRANT VALUES

The Company's Executive Officers own no options or warrants of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 27, 2008 with respect to the beneficial ownership of our Common Stock, the sole outstanding class of our voting securities, by (i) any person or group owning more than 5% of each class of voting securities, (ii) each director, (iii) each executive officer named in the Summary Compensation Table in the section entitled “Executive Compensation” below and (iv) all executive officers and directors as a group.

As of February 27, 2008 the only classes of voting securities of the Company were the Company’s Common Stock, par value $.001 per share and the Company’s Series A Convertible Preferred Stock, par value $.001 per share (“Series A Stock”). The Company also has a class of Series B Convertible Preferred Stock, par value $.001 per share (“Series B Stock”), but the holders of such class do not have the right to vote in the election of directors and are thus not considered voting securities

As of February 27, 2008, an aggregate of 87,281,218 shares of our Common Stock and an aggregate of 1,000,000 shares of our Series A Stock were outstanding.

In determining the percentage of Common Stock beneficially owned by a person on February 27, 2008, we divided (a) the number of shares of Common Stock beneficially owned by such person, by (b) the sum of the total number of shares of Common Stock outstanding on February 27, 2008, plus the number of shares of Common Stock beneficially owned by such person which were not outstanding, but which could be acquired by the person within 60 days after February 27, 2008 upon the exercise of warrants or the conversion of convertible securities.

Title of Class	Name and Address of Beneficial Owners (1) (2)	Amount and Nature of Beneficial Ownership	Percent of Class
Series A Convertible Preferred Stock	Hongke Xue (3)	800,000	80.0%
Series A Convertible Preferred Stock	Lin Bai (4)	100,000	10.0%
Series A Convertible Preferred Stock	Sixiao An (5)	100,000	10.0%
Common Stock	Barron Partners 730 Fifth Avenue, 9th Floor New York, New York 10019	6,794,118 (6)	7.2%
Common Stock	Grover Moss	19,414,634	22.2%
Common Stock	Joseph I. Emas Law Offices 1224 Washington Avenue Miami Beach, Florida 33139 (7)	12,195,122	22.2%
Common Stock	Walker Street Associates	12,195,122	14.0%
Common Stock	Burr Northrop 1181 Village Dr, Chino Hills, CA 91709	10,500,000	12.0%
Common Stock	All officers and directors as a group (one person)	12,195,122	14.0%

(1)
Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2)
Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares and the address of such person is c/o the Company, at Room 1404 and Room 1403, A-4F Tongxinge, Xietong Building, Gaoxin 2nd Road, Hi-Tech Industrial Zone, Xi’an, Shaanxi province, PRC 710065.

(3)
Consists of 800,000 shares owned of record by Fancylight Limited, a British Virgin Islands company (“Fancylight”). Fancylight and Hongke Xue have entered into a Call Option Agreement pursuant to which Mr. Xue has the right to acquire all of such shares. Fancylight and Mr. Xue have also entered a Voting Trust Agreement, dated as of February 25, 2008under which Mr. Xue has been appointed as voting trustee under a voting trust created with respect to all of such shares. Therefore, Mr. Xue may be deemed to be the sole beneficial owner of such shares.

(4)
Consists of 100,000 owned by China Tianren Organic Food Holding Company Limited, as attorney-in-fact for certain persons. China Tianren Organic Food Holding Company Limited (“Organic”) is a British Virgin Islands company. Organic and Lin Bai have entered into a Voting Trust and Escrow Agreement dated as of February 25, 2008 pursuant to which Lin Bai has been appointed as voting trustee under a voting trust created with respect to all of such shares. Therefore, Lin Bai may be deemed to be the sole beneficial owner of such shares.

(5)
Consists of 100,000 owned by Winsun Limited, as attorney-in-fact for certain persons. Winsun Limited (“Winsun”) is a British Virgin Islands company. Winsun and Sixiao An have entered into a Voting Trust and Escrow Agreement dated as of February 25, 2008 pursuant to which Sixiao An has been appointed as voting trustee under a voting trust created with respect to all of such shares. Therefore, Sixiao An may be deemed to be the sole beneficial owner of such shares.

(6)
Consists of 6,794,118 shares of Common Stock issuable upon exercise of currently exercisable warrants. Barron Partners, LP also owns of record an aggregate of 3,365,147 shares of Series B Stock. Such Series B Stock will be automatically converted into shares of Common Stock upon the effectiveness of a 1 for 328.72898 reverse stock split of the Company’s Common Stock. However, since such reverse stock split may not be effectuated until more than 60 days after February 27, 2008, as of February 27, 2008 Barron Partners is not deemed to beneficially own shares of Common Stock by virtue of its ownership of Series B Stock

(7)	Joseph I. Emas is a director of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Yongke Xue, the Chairman of the Board, and Chief Executive Officer of the Company, owns 80% of the equity interest of Shaanxi Hede Venture Capital Management Co., Ltd. (“Hede”), a PRC company. Xiaoqin Yan, a director of Tianren, owns the remaining 20% of Hede..

Hede leases to Tianren all of the assets and facilities of the Huludao Wanjia fruit factory under a lease dated June 2, 2007 between Hede and Tianren. The lease is for a term of one year from July 1, 2007 to June 30, 2008. The monthly rent under the lease is RMB300,000 (approximately $42,182). Upon execution of the lease, Hede was paid RMB1.8 million, representing the first 6 months rent, and an additional performance guaranty payment of RMB1.2 million.

On June 6, 2007 Tianren loaned to Hede RMB 7 million (approximately $984,265) pursuant to a Loan Agreement entered into by the parties on June 5, 2007. The entire principal of the loan is due on June 5, 2008.

On August 1, 2007 Tianren loaned to Hede RMB 20 million (approximately $2,812,188) pursuant to a Loan Agreement entered into by the parties on such date. The loan mas made to enable Hede to purchase the Huludao Wanjia fruit factory. The loan is due on August 1, 2008. The loan agreement provides that no interest shall accrue on the outstanding amount of the loan, but that that if Hede does not pay the outstanding loan when due, then it shall be required to pay in addition to the principal of the loan, liquidated damages at the rate of 2% of the loan amount per day.

Review, Approval or Ratification of Transactions with Related Persons

At the present time, the Company does not have an established policy and procedure for the review, approval, or ratification of any transaction with a related person.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended September 30, 2007, our board of directors held no meetings and approved no resolutions.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to:  A-4F Tongxinge, Xietong Building, Gaoxin 2nd Road, Hi-Tech Industrial Zone, Xi’an, Shaanxi province, PRC 710065. , Attention: Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters.  These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C.  20549 and are available on the SEC's website at www.sec.gov.